On May 14, 2003, the Annual meeting of shareholders of the Fund was held to consider a number of proposals. On March 26, 2003 the record date of the meeting, the Fund had the following:

Record Date Shares Outstanding 6,932,054
Shares represented at meeting 5,798,778
Percentage of record date shares represented at the meeting 83.65%

The votes recorded at the meeting, by proposal, were as follows: Proposal 1--Election of Directors:

Shares voted "For" 5,528,669 Shares voted "Against" 270,109 Shares voted "Abstain" 0 Proposal 2--Ratification of auditors: Shares voted "For" 5,709,405 Shares voted "Against" 42,373 Shares voted "Abstain" 47,000